UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 24, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

July 25, 2017 Conference Call – 2Q17

2 Disclaimer The information contained in this presentation may include statements which constitute forward-looking statements, as defined by Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve a certain degree of risk uncertainty with respect to business, financial, trend, strategy and other forecasts, and are based on assumptions, data or methods that, although considered reasonable by the company at the time, may be incorrect or imprecise, or may not be possible to realize. The company gives no assurance that expectations disclosed in this presentation will be confirmed. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors, including, but not limited to, the risks of international business and other risks referred to in the company’s filings with the CVM and SEC. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which are valid only for the date on which they are made.

3 Agenda Key highlights Pulp Market 2Q17 results Cash production cost Indebteness Liquidity Net results Free cash flow Horizonte 2 Project 4 5 6 7 9 10 11 12 8

Key Highlights

Operational Results	• 2Q17: Net revenues: R$2,775 million | EBITDA: R$1,071 million | EBITDA Margin[1]: 45% | FCF[2]: R$259 million • LTM: Net revenues: R$9,683 million | EBITDA: R$3,277 million \| EBITDA Margin[1]: 41% \| FCF[2] : R$ 1,428 million
Pulp Market	• 12% increase of Fibria's average net price in dollars • Scheduled and unscheduled downtimes of approximately 490 thousand t in the 2H17 • Fibria's inventories at 52 days • Hardwood producers' inventories at 36 days, according to PPPC[3]
Indebtedness	• Leverage reduction to 3.75x in US$ (3.85x in R$) • Net debt at US$ 3.8 billion • Cost of debt decrease to 3.7% p.a. measured in dollars • Interest coverage ratio (LTM EBITDA/LTM net interest) of 5.0x[4]
H2 Project	• 96% of physical completion and 69% of financial execution in June • US$0.7 billion of capex to be disbursed and US$0.4 billion in funding to withdraw • First fuel burn in the recovery boiler successfully performed

(1) Not considering the effect of Klabin sales. | (2) Not considering the capex related to Horizonte 2 Project, dividends and pulp logistics projects. | (3) Source: PPPC Global 100 Report – May/2017. | (4) Calculation excludes capitalized interest.

4

Pulp Market 5 By region By end-use Pulp sales(1) Hardwood inventories – in days(3) (1) Source: PPPC G100 – May/2017 (4) Considers Klabin volumes Pulp net revenues distribution – 2Q17(4) BHKP downtimes (‘000 t)(2) (3) Source: PPPC G100– May/2017. (2) Source: ABTCP, RISI and Fibria 5M17 vs. 5M16 5% 5% -4% -8% -2% -3% 17% 11% 4% 12% Avg=40 Total: 490 th. t 49% 32% 19% Tissue Printing & Writing Specialties 34% 20% 36% 10% Europe North America A sia Latin America 644 kt - 94 kt 692 kt 138 kt - 32 kt - 84 kt 261 kt Total North America Western Europe China Others BHKP BEKP 474 kt 329 kt - 92 kt 36 33 35 37 39 41 43 45 47 49 Jan-13 Mar-13 May-13 Jul-13 Sep-13 Nov-13 Jan-14 Mar-14 May-14 Jul-14 Sep-14 Nov-14 Jan-15 Mar-15 May-15 Jul-15 Sep-15 Nov-15 Jan-16 Mar-16 May-16 Jul-16 Sep-16 Nov-16 Jan-17 Mar-17 May-17 0 50 100 150 200 1Q17 2Q17 3Q17 4Q17 Unescheduled Scheduled

2Q17 Results 6 EBITDA (R$ million) and EBITDA margin (%) – Sensibility to FX EBITDA (R$ million) EBITDA Margin(3) Average FX (R$/US$) Average net price (US$/t) Pulp production and sales(1) (‘000 t) Net revenues(2) (R$ million) 2.23 3.07 3.51 3.22 Average FX (1) Sales include Klabin volumes. (2) Includes Klabin volumes. (3) Not considering the effect of Klabin sales. Klabin Volume Klabin Volume 43% 37% 36% 37% 45% 503 487 481 499 557 1,694 2,309 2,386 2,775 2Q14 2Q15 2Q16 2Q17 1,271 1,321 1,287 1,330 1,334 1,282 1,342 1,534 2Q14 2Q15 2Q16 2Q17 Production Sales 925 758 804 644 1,071 2Q16 3Q16 4Q16 1Q17 2Q17 3.51 3.25 3.29 3.15 3.22

2Q17 Cash production cost (R$/t) 7 LTM IPCA: 3.0% FX: -8.3% Cash production cost ex-downtimes (R$/t) -2.9% 2Q17 vs 2Q16 Cash production cost (R$/t) Higher operational efficiency Utilities result: 2Q16: R$ 4/t 1Q17: R$ 9/t 2Q17: R$ 27/t 308 Avg distance (km): 328 662 660 17 (6) 22 (8) (23) (4) 2Q16 Inflation FX Non recurring wood Lower chemicals and energy consumption Energy sales Others 2Q17 680 660 4 2 (7) (21) 2 1Q17 Wood Inflation/FX Operational efficiency Energy sales Others 2Q17 662 680 660 74 662 754 660 2Q16 1Q17 2Q17 Maintenance downtime impact Cash production cost ex-downtimes

2Q17 Indebtedness 8 (1) Considering the portion of debt in reais fully adjusted by the market swap curves at the end of each period (2) LTM EBITDA/LTM net interest Interest gross expense Average cost in US$ (% p.a.) Net debt (million) and leverage Interest expense/revenue (US$ million) and interest coverage Net debt/EBITDA (R$) Net debt/EBITDA (US$) Interest on financial investments Gross debt and cash position (million) CRA H2 CRA H2 H2 CRA H2 CRA Average maturity (in months) Cost of debt in US$(1) and debt maturity Interest coverage (x)(2) 473 414 408 350 268 200 144 209 304 96 143 108 78 45 39 39 59 102 2009 2010 2011 2012 2013 2014 2015 2016 LTM 2Q17 11,366 12,604 3,587 3,810 Mar/17 Jun/17 R$ US$ 3.4 3.8 3.7 6.3 5.9 5.5 5.2 4.6 3.4 3.3 (1) Cost of debt 3.63 3.85 3.79 3.75 18,329 18,788 5,785 5,679 Mar/17 Jun/17 Gross debt R$ US$ 6,963 6,184 2,198 1,869 Mar/17 Jun/17 Cash position R$ US$ 49 57 55 2Q16 1Q17 2Q17 2.7 5.1 4.1 4.3 5.8 7.3 15.4 7.2 5.0 6.3 5.9 5.5 5.2 4.6 3.4 3.3 (1) Cost of debt

Liquidity 9 Liquidity(1) and debt amortization schedule (US$ million) Capex H2 (2): (3) Capex to be executed (cash) related to Horizonte 2 project. (4) Related to the agreement with Klabin Funding Horizonte 2 Project (US$ billion) (1) Not including US$15 million related to MtM of hedging transactions. (2) Financial execution of US$1,530 million (cash) capex up to June 2017. FX (R$/US$) – 2017 e 2018: 3.38. Funds withdrawn until June 30, 2017 Contracted funds to be withdrawn 401 294 0.3 Horizonte 2 Project US$2.2 bi Excess of US$0.1 bi Capex to be executed(3): US$0.7 bi Funding to be withdrawn: US$0.4 bi 0.4 1.9 0.2 0.3 0.2 0.4 Pre-payment CRA BNDES FDCO ECA Working capital (4) Total 0.2 - 2017 0.1 - 2018 0.4 0.1 1Q17 3Q15 3Q15 2Q17 0.4 2.3 0.1 – 2018 1,854 582 2,436 245 583 942 798 643 369 548 708 106 35 702 Liquidez 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 Pre-payment BNDES NCE Bonds Finnvera CRA and others Cash on hand (1) Revolver

2Q17 Net result (R$ million) 10 (1) (1) Includes other Exchange rate/monetary variations, other financial income/expense and other operating income/expenses. The higher effect in this quarter corresponds to the variation from the reappraisal of biological assets that totaled R$211 million. 1,071 (259) (495) (180) (122) (544) 244 (233) Adjusted EBITDA FX debt MtM hedge Net interest Deprec., amortiz. and depletion Income taxes Others Net result ? Non - recurring effects ?

Free Cash Flow – FCF(1) 2Q17 and LTM (R$ million) 11 Includes interest paid from H2, 2024 bond and CRA 2Q17 LTM 2Q17 Not considering capex related to Horizonte 2 project and pulp logistics projects. 1,071 259 (510) (273) (26) (9) 6 Adjusted EBITDA Capex (ex-H2 and logistics projects) Net interest Working capital Income taxes Others FCF 3,277 1,428 (2,136) (557) 945 (101) Adjusted EBITDA Capex (ex-H2 and logistics projects) Net interest Working capital Income taxes FCF

Horizonte 2 Project 12 Capex (R$ billion)(1) Actual up to 2Q17 To be disbursed up to 2018 Total 5.1 2.4 7.5 96% physical execution(2) 2015 2016 Startup 2017 69% of financial execution Start-up for the first weeks of September, 2017 Forestry: wood inventory build up and beginning of the learning curve of automated nursery operation Industry: first fuel burn in the recovery boiler successfully performed (1) Capex execution – cash basis. (2) At June 30, 2017. Until the release of this report, physical execution had already surpassed 97%. (3) BRL/USD: 3.38 US$ mn 61 1,116 755 294 Production capacity of 1.95 million tons/ano H2 capex timeline(3) 1,196 1,357 205 3,774 2,553 994 2015 2016 2017 2018 Capex to be disbursed Capex disbursed

13 Investor Relations: Website: www.fibria.com.br/ir E-mail: ir@fibria.com.br Phone: +55 11 2138-4565

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO